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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        Composite Technology Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    20461S108
                                 (CUSIP Number)

                                Benton H Wilcoxon
                      c/o Composite Technology Corporation
                       18881 Von Karman Avenue, Suite 1630
                            Irvine, California 96212
                                 (949) 756-1091

                                 With a Copy To:
                                J. Thomas Cookson
                              Holland & Knight, LLP
                               701 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 374-8500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  20461S108                    13D          Page   2    of    6   Pages
          ----------                                      ------     ------

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      1        Names of Reporting Person
               SS or IRS Identification No. of Above Person

               Benton H Wilcoxon

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      2        Check the Appropriate Box if a Member of a Group*
                                                                (a) [ ]
                                                                (b) [ ]

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      3        SEC Use Only

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      4        Source of Funds*

                        PF

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      5        Check if Disclosure of Legal Proceedings is Required Pursuant to
               Item 2(d) or 2(e)
                                                                      [ ]
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      6        Citizenship or Place of Organization

                        United States

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   Number of shares          7       Sole voting power
 beneficially owned by
 each reporting person               20,250,512
         with

                             ---------------------------------------------------
                             8       Shared voting power

                                     - - -

                             ---------------------------------------------------
                             9       Sole dispositive power

                                     20,250,512

                             ---------------------------------------------------
                             10      Shared dispositive power

                                     - - -

--------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               20,250,512

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     12        Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares*

                                                                      [ ]
--------------------------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)

               30.2%

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     14        Type of Reporting Person*

               IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1. SECURITY AND ISSUER.

         Common Stock, par value $.001 per share (the "Common Stock"), of Composite Technology Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18881 Von Karman Avenue, Suite 1630, Irvine, California 92612.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2.(a)    This Schedule 13D is filed by Benton H Wilcoxon.

         Item 2.(b)    The business address for Mr. Wilcoxon is:

                       c/o Composite Technology Corporation
                       18881 Von Karman Avenue, Suite 1630
                       Irvine, California  96212

         Item 2.(c) Mr. Wilcoxon is Chief Executive Officer and Secretary of the Issuer.

         Item 2.(d) and (e) Mr. Wilcoxon (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         Item 2.(f)    Mr. Wilcoxon is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Wilcoxon acquired a portion of the securities of the Issuer beneficially owned by him through an exchange of his 1,290,000 shares of Transmission Technology Corporation common stock, par value $.001 per share (the "TTC Common Stock"), for 19,850,512 shares of Common Stock pursuant to that certain Agreement and Plan of Reorganization, dated as of November 3, 2001 (the "Agreement"), by and among Transmission Technology Corporation, certain of its stockholders and ElDorado Financial Group, Inc. (now known as Composite Technology Corporation). On November 19, 2001, he purchased an additional 400,000 shares of Common Stock for an aggregate purchase price of $500.00.

Item 4. Purpose of Transaction.

         The transaction subject to the Agreement was effected to enable the Issuer to acquire shares of TTC Common Stock in consideration of shares of Common Stock so that Transmission Technology Corporation would become a subsidiary of the Issuer. Transmission Technology Corporation has an exclusive license for patent pending Composite Reinforced Aluminum Conductor technologies, which are new electrical transmission and distribution cable designs that are able to deliver more power (ampacity) than conventional cables in use today. The new cable is lighter than conventional cables using steel reinforcing and has a higher ampacity rating thus allowing it to replace existing lines without structural modification of the tower systems while allowing more power to be transmitted.

         Also as of November 3, 2001, Glenn Little resigned as the President and Chief Financial Officer of the Issuer, and as a member of the Board of Directors of the Issuer, and Matthew Blair

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resigned as Secretary and Treasurer. Mr. Wilcoxon and C. William Arrington
became Chief Executive Officer and Secretary, and President, respectively, of the Issuer. Pursuant to the Agreement, Mr. Wilcoxon and Mr. Arrington were appointed to the Board of Directors and Mr. Blair resigned as a Director each effective on February 11, 2002, which was 10 days after transmittal of an Information Statement on Schedule 14F-1 to the stockholders of the Issuer.

         Mr. Wilcoxon made the purchase of Common Stock on November 19, 2001 for investment purposes.

         In the ordinary course of business, Mr. Wilcoxon from time to time reviews the performance of his investments and considers possible strategies for enhancing value. Although as part of his ongoing review of his investment in the Common Stock, Mr. Wilcoxon is not currently exploring (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation or By-laws which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above, he may in the future in connection with a review of his investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Mr. Wilcoxon will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which Mr. Wilcoxon may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Item 5. Interest in Securities of the Issuer.

         Mr. Wilcoxon is the beneficial owner of 20,250,512 shares of Common Stock, which constitutes 30.2% of the outstanding Common Stock of the Issuer; based on 67,135,598 shares outstanding as of March 15, 2002.

         Mr. Wilcoxon has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 20,250,512 shares of Common Stock. Mr. Wilcoxon has no shared power to vote or direct the vote, or dispose or direct the disposition of, shares of Common Stock.

         Other than the acquisition of capital stock pursuant to the Agreement and the purchase on November 19, 2001, each of which are referred to herein, Mr. Wilcoxon has not effected any transactions in the capital stock of the Issuer.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which Mr. Wilcoxon beneficially owns.

         Red Guard Industries, Inc. ("Red Guard") owns 14,932,699 shares of Common Stock, which constitutes 22.2% of the outstanding Common Stock of the Issuer, based on 67,135,598 shares outstanding as of March 15, 2002. Mr. Wilcoxon owns 34.0% of the common stock of Red Guard. He

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formerly was the Vice President and Treasurer of Red Guard but resigned those positions on March 4, 2002. Mr. Wilcoxon disclaims beneficial ownership of the Common Stock owned by Red Guard.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Wilcoxon does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         The Agreement was filed as an exhibit to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 16, 2001, and is incorporated herein by reference.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2002


                                       /s/ Benton H Wilcoxon
                                       -----------------------------------------
                                       Benton H Wilcoxon






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